

April 17, 2023

Howard W. Lutnick
Chief Executive Officer
BGC Group, Inc.
c/o BGC Partners, Inc.
499 Park Avenue
New York, New York 10022

> **Re: BGC Group, Inc.**
> **Registration Statement on Form S-4**
> **Filed April 6, 2023**
> **File No. 333-271168**

Dear Howard W. Lutnick:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Arzonetti at (202) 551-8819 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc:     David K. Lam